ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 August to 6 September 2016

1 September 2016

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 August 2016 consisted of 3,939,485,130 ordinary shares, of which, 174,783,436 were held as treasury shares; leaving a balance of 3,764,701,694 shares with voting rights.

The figure of 3,764,701,694 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

BLOCK LISTING SIX MONTHLY RETURN
National Grid plc

Date: 1 September 2016

Name of applicant:	National Grid plc

Name of scheme:	Employee Share Schemes

Period of return:	From	1 March 2016	To	31 August 2016

Balance of unallotted securities under scheme(s) from previous return:	1,289,177

Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):	NIL

Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):	NIL

Equals: Balance under scheme(s) not yet issued/allotted at end of period:	1,289,177

Name of contact:	Robin Kerner

Telephone number of contact:	0207 004 3223

23 August 2016

Black Start Contracts

Ofgem has announced its response to the Proposed Income Adjusting Event filed by National Grid in May 2016 for the recovery of up to £113 million of additional costs in order to contract Black Start capability with Drax and Fiddler’s Ferry and meet its obligations across the country.

The result of Ofgem’s decision is that National Grid will recover £95 million of the additional costs, and the Group’s exposure is limited to a maximum of £18 million. This reflects full recovery of the Fiddler’s Ferry contract and recovery of 70% of the Drax contract, after applying the sharing mechanism.

National Grid is disappointed with Ofgem’s decision regarding the Drax contract as it believes the costs could not have been reasonably foreseen.

In 2015/16 the Balancing Services Incentive Scheme (BSIS) contributed £27 million in profit before tax, and the £18 million impact will be set against any BSIS out performance in the current year.

CONTACTS

Investors:
Aarti Singhal	+44 (0)20 7004 3170
Media
Gemma Stokes	+44 (0)19 2665 5272
Sean Kemp	+44 (0)20 7004 3149
Brunswick
Tom Burns	+44 (0)20 7404 5959
Mike Smith	+44 (0)20 7396 3540

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the treats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures.  For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

18 August 2016

Ofgem announcement on Mid-Period Review

Ofgem has announced an update on its Mid-Period Review (MPR) for the RIIO-T1 price control. As expected, the scope of this MPR is narrow with no change to key financial parameters of the framework.

The areas covered by the MPR related to specific outputs with eight year allowances in Gas Transmission (for a pipeline project at Avonmouth as anticipated at the start of RIIO) and Electricity Transmission. Following the review, Ofgem propose that allowances are adjusted to reflect that some outputs are no longer required, resulting in a reduction of £169 million in Gas Transmission and £38 million in Electricity Transmission. Ofgem is also proposing to approve £21 million of the request related to enhanced System Operator outputs.

These changes are expected to be implemented from April 2018.

National Grid welcomes Ofgem’s continued commitment to the clarity and certainty offered by the eight-year RIIO framework, which has started to deliver important benefits for customers.

CONTACTS

Investors:
Aarti Singhal	+44 (0)20 7004 3170
David Brining	+44 (0)20 7004 3166
Media
Gemma Stokes	+44 (0)19 2665 5272
Sean Kemp	+44 (0)20 7004 3149
Brunswick
Tom Burns	+44 (0)20 7404 5959
Mike Smith	+44 (0)20 7396 3540

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, the treats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources, and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 183 to 186 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid final Ordinary dividend scrip alternative and dividend reinvestment under the National Grid Share Incentive Plan on behalf of PDMRs and CAPs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification

a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the
HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.68251GBP	52

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.10

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2		Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Acquisition of securities (“dividend shares”)
under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.68251GBP	89

d	)	Aggregated information - Aggregated volume - Price

e	)	Date of the transaction	2016.08.10

f	)	Place of the transaction	London Stock Exchange (XLON)

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

d	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

e	)	Nature of the transaction	Acquisition of securities (“dividend reinvestment”) under
an ISA.

f	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.93983GBP	137

g)	Aggregated information - Aggregated volume - Price

h)	Date of the transaction	2016.08.10

i)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2		Reason for the notification

a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Acquisition of securities (“dividend shares”) under the
HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.68251GBP	31

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.10

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mrs. Anne Dawson

2		Reason for the notification

a	)	Position/status	CAP of Jonathan Dawson Non-Executive Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.7608 GBP	1,062

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.10

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Therese Esperdy

2		Reason for the notification

a	)	Position/status	Non-Executive Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	American Depository Shares US6362743006
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			70.7658 USD	46

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.10

f)	Place of the transaction	NYSE

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Sir Peter Gershon

2		Reason for the notification

c	)	Position/status	Chairman

d	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

c	)	Name	National Grid plc

d	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

d	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

e	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

f	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.7608 GBP	243

g)	Aggregated information
	- Aggregated volume
	- Price

h)	Date of the transaction	2016.08.10

i)	Place of the transaction	London Stock Exchange (XLON)

	4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each
	type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

	g) Description of the financial Ordinary shares of 1117/43 p each GB00B08SNH34
	instrument, type of
	instrument
	Identification code

	h) Nature of the transaction Acquisition of securities under the Scrip Dividend Scheme.

	i) Price(s) and volume(s)

		Price(s) Volume(s)

		9.7608 GBP 520

j)	Aggregated information - Aggregated volume - Price

k)	Date of the transaction	2016.08.10

l)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Lady Eileen Gershon

2		Reason for the notification

e	)	Position/status	CAP of Sir Peter Gershon Chairman

f	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

e	)	Name	National Grid plc

f	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

j	)	Description of the financial	Ordinary shares of 1117/43 p each GB00B08SNH34
instrument, type of instrument Identification code

k	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

l	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.7608 GBP	133

m)	Aggregated information - Aggregated volume - Price

n)	Date of the transaction	2016.08.10

o)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Sir Peter and Lady Gershon

2		Reason for the notification

g	)	Position/status	Chairman and CAP of Sir Peter Gershon

h	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

g	)	Name	National Grid plc

h	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

m	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

n	)	Nature of the transaction	Acquisition of securities under the Scrip Dividend Scheme.

o	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			9.7608 GBP	1,523

p)	Aggregated information - Aggregated volume - Price

q)	Date of the transaction	2016.08.10

r)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.12

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.10

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification

a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.60539 GBP	12

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.10

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Alison Kay

2		Reason for the notification

a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.60539GBP	12

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.10

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Stephanie Hazell

2		Reason for the notification

a	)	Position/status	Corporate Strategy & Business Development Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.60539GBP	14

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.10

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2		Reason for the notification

a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.60539GBP	14

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.10

¶NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2		Reason for the notification

a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii)
each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a	)	Description of the	Ordinary shares of 1117/43 p each GB00B08SNH34
financial instrument, type of instrument Identification code

b	)	Nature of the transaction	Monthly purchase of securities (“partnership
shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)

			Price(s)	Volume(s)

			10.60539GBP	14

d)	Aggregated information - Aggregated volume - Price

e)	Date of the transaction	2016.08.08

f)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.08.10